UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Information Services Group, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
45675Y104
(CUSIP Number)
November 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	45675Y04	13G	Page 2 of 10 Pages

1.	Name of Reporting Person	MCP GP II, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,000,000[1]
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,000,000[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	13.8%
12.	Type of Reporting Person	CO

1.  Represents the right to acquire 5,000,000 shares of Common Stock of Information Services Group, Inc. (the “Warrant Shares”) by MCP-TPI Holdings, LLC (“MCP-TPI”) pursuant to a Common Stock Purchase Warrant dated November 16, 2007 issued by Information Services Group, Inc. (“ISG”) to MCP-TPI (the “Warrant”). The initial exercise price for the Warrant Shares is $9.18 per share, as adjusted from time to time in accordance with the terms of the Warrant. The Warrant is exercisable by MCP-TPI at any time before November 16, 2012.

CUSIP No.:	45675Y04	13G	Page 3 of 10 Pages

1.	Name of Reporting Person	Monitor Clipper Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,000,000[1]
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,000,000[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	13.8%
12.	Type of Reporting Person	PN

1.  Represents the right to acquire 5,000,000 shares of Common Stock of Information Services Group, Inc. (the “Warrant Shares”) by MCP-TPI Holdings, LLC (“MCP-TPI”) pursuant to a Common Stock Purchase Warrant dated November 16, 2007 issued by Information Services Group, Inc. (“ISG”) to MCP-TPI (the “Warrant”). The initial exercise price for the Warrant Shares is $9.18 per share, as adjusted from time to time in accordance with the terms of the Warrant. The Warrant is exercisable by MCP-TPI at any time before November 16, 2012.

CUSIP No.:	45675Y04	13G	Page 4 of 10 Pages

1.	Name of Reporting Person	Monitor Clipper Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,000,000[1]
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,000,000[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	13.8%
12.	Type of Reporting Person	PN

1.  Represents the right to acquire 5,000,000 shares of Common Stock of Information Services Group, Inc. (the “Warrant Shares”) by MCP-TPI Holdings, LLC (“MCP-TPI”) pursuant to a Common Stock Purchase Warrant dated November 16, 2007 issued by Information Services Group, Inc. (“ISG”) to MCP-TPI (the “Warrant”). The initial exercise price for the Warrant Shares is $9.18 per share, as adjusted from time to time in accordance with the terms of the Warrant. The Warrant is exercisable by MCP-TPI at any time before November 16, 2012.

CUSIP No.:	45675Y04	13G	Page 5 of 10 Pages

1.	Name of Reporting Person	MCP-TPI Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,000,000[1]
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,000,000[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	13.8%
12.	Type of Reporting Person	OO

1.  Represents the right to acquire 5,000,000 shares of Common Stock of Information Services Group, Inc. (the “Warrant Shares”) by MCP-TPI Holdings, LLC (“MCP-TPI”) pursuant to a Common Stock Purchase Warrant dated November 16, 2007 issued by Information Services Group, Inc. (“ISG”) to MCP-TPI (the “Warrant”). The initial exercise price for the Warrant Shares is $9.18 per share, as adjusted from time to time in accordance with the terms of the Warrant. The Warrant is exercisable by MCP-TPI at any time before November 16, 2012.

CUSIP No.:	45675Y04	13G	Page 6 of 10 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

Information Services Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Four Stamford Plaza, 107 Elm Street

Stamford, CT 06902

Item 2.

(a)	The names of the persons filing this statement are:

MCP GP II, Inc. (“MCP GP”)
Monitor Clipper Partners II, L.P. (“MCP”)
Monitor Clipper Equity Partners II, L.P. (“MCEP”)
MCP-TPI Holdings, LLC (“MCP-TPI”)

The parties listed in the immediately preceding sentence are referred to collectively as the “Reporting Persons” and each individually as a “Reporting Person”.

MCP-TPI has the right to acquire 5,000,000 shares of the Issuer’s Common Stock (the “Warrant Shares”) pursuant to a Common Stock Purchase Warrant dated November 16, 2007 issued by the Issuer to MCP-TPI, as amended from time to time (the “Warrant”). The initial exercise price for the Warrant Shares is $9.18 per share, as adjusted from time to time in accordance with the terms of the Warrant. The Warrant is exercisable by MCP-TPI at any time before November 16, 2012.

The Warrant Shares may be deemed to be indirectly beneficially owned by the other Reporting Persons by virtue of the following relationships: MCP GP is the general partner of MCP, which is the general partner of MCEP, which holds a majority of the voting interests in MCP-TPI.

Each of MCP GP, MCP, and MCEP expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office:

The principal business address of each Reporting Persons is:

c/o Monitor Clipper Partners, LLC

Two Canal Park, 4th Floor

CUSIP No.:	45675Y04	13G	Page 7 of 10 Pages

Cambridge, MA 02141

(c) Citizenship:

MCP GP II, Inc. – Delaware
Monitor Clipper Partners II, L.P. – Delaware
Monitor Clipper Equity Partners II, L.P. – Delaware
MCP-TPI Holdings, LLC – Texas

(d) Title of Class of Securities:

Warrant to purchase Common Stock, $0.001 par value

(e)	CUSIP Number:

45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group.

CUSIP No.:	45675Y04	13G	Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.:	45675Y04	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009

MCP GP II, INC.
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MONITOR CLIPPER PARTNERS II, L.P.
By:	MCP GP II, INC., its General Partner
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MONITOR CLIPPER EQUITY PARTNERS II, L.P.
By:	MONITOR CLIPPER PARTNERS II, L.P., its General Partner
By:	MCP GP II, INC., its General Partner
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MCP-TPI HOLDINGS, LLC
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary

CUSIP No.:	45675Y04	13G	Page 10 of 10 Pages

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated March 5, 2009 relating to warrants to purchase the Common Stock, $0.001 Par Value of Information Services Group, Inc. shall be filed on behalf of the undersigned.

MCP GP II, INC.
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MONITOR CLIPPER PARTNERS II, L.P.
By:	MCP GP II, INC., its General Partner
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MONITOR CLIPPER EQUITY PARTNERS II, L.P.
By:	MONITOR CLIPPER PARTNERS II, L.P., its General Partner
By:	MCP GP II, INC., its General Partner
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary
MCP-TPI HOLDINGS, LLC
By:	/s/ April Evans
Name: April Evans Title: Chief Financial Officer and Secretary